TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

July 17, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Panos and Geoff Kruczek

Re:	Atlanticus Holdings Corporation
Amendment No. 1 to Schedule TO-I
Filed July 15, 2014
File No. 005-85199

Dear Messrs. Panos and Kruczek:

This letter is being submitted to clarify certain points in our letters dated July 2, 2014 and July 10, 2014 and related conversations with the Staff, and to demonstrate compliance with the securities laws of the tender offer described in such letters and in Supplement No. 1 to Offer to Purchase (the “Supplement”), included as Exhibit (a)(1)(A) to Amendment No. 1 to the Schedule TO filed by Atlanticus Holdings Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”) on July 15, 2014. We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offer to Purchase, dated June 23, 2014, which is attached as Exhibit (a)(1) to the Schedule TO-I filed by the Company with the Commission on June 23, 2014 (the “Offer to Purchase”). We also are sending a courtesy copy of this letter to you by Federal Express.

1.	We are making one tender offer with two consideration choices, rather than two tender offers.

We are making one offer to all Holders of the Securities, pursuant to the Offer to Purchase, as supplemented by the Supplement. Holders tendering pursuant to the tender offer have the option to select from between two consideration choices. The first choice is to tender pursuant to a modified Dutch auction, whereby we will purchase the Securities for a price not greater than $360 nor less than $315 per $1,000 principal amount tendered. The second choice is to tender at a fixed price of $420 per $1,000 principal amount of Securities tendered, subject to July 17, 2014 the condition that a minimum of $75 million in aggregate principal amount of the Securities are tendered pursuant to the two consideration choices combined.

July 17, 2014

We do not believe that this structure constitutes more than one tender offer or involves a potential purchase outside the tender offer, as contemplated by Rule 14e-5. The Supplement makes it clear that there are two “consideration choices” as part of a single tender offer. Moreover, other than the pricing mechanism, all terms and conditions to the tender offer apply equally to both consideration choices.

2.	The tender offer complies with Exchange Act Rules 13e-4(f)(8)(ii), 13e-4(f)(1)(ii) and 14e-1(b).

Rule 13e-4(f)(8)(ii) provides that “[n]o issuer or affiliate shall make a tender offer unless . . . [t]he consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer.” The Company’s tender offer complies with this best-price requirement because the Company will pay the same amount of consideration for all Securities purchased pursuant to both consideration choices provided in the tender offer.

All Securities purchased pursuant to the two consideration choices will be at the same Purchase Price – either $420 or, if less than $75 million in aggregate principal amount of the Securities are tendered pursuant to the two consideration choices combined, the price determined in the modified Dutch auction. Both consideration choices are subject to a maximum purchase amount of $100 million in aggregate principal amount of the Securities, with Securities tendered pursuant to both consideration choices participating equally in proration.

Further, we believe that the tender offer complies with Exchange Act Rules 13e-4(f)(1)(ii) and 14e-1(b). Rule 13e-4(d)(1) requires the offer document to specify the consideration being offered. Rules 13e-4(f)(1)(ii) and 14e-1(b) provide that a tender offer must remain open for at least ten business days from the date that notice of any increase or decrease in the consideration offered is first published or sent to or given to the security holders. Rules 13e-4(f)(1)(ii) and 14e-1(b) restrict the way an issuer may amend a tender offer and do not explicitly dictate any required disclosure, but the rules would appear to imply that the disclosure must define the precise purchase price in some manner in order to determine when a change to the purchase price would implicate the rules.

We do not believe that the determination of the purchase price — pursuant to the clear and unambiguous method set forth in the Supplement — will be a change in the consideration offered within the meaning of Rules 13e-4(f)(1)(ii) and 14e-1(b). Most importantly, the mechanism will remain fixed throughout the offer period and is clearly described in the Supplement.

We believe that this pricing mechanism is analogous to the pricing mechanism in a modified Dutch auction tender offer. The Staff has a long-established interpretation of tender

July 17, 2014

offer pricing rules that permit modified “Dutch auction” tender offers, so long as: (i) the offer materials disclose the minimum and maximum consideration to be paid per tendered security, (ii) there is pro rata acceptance throughout the offer with all securities participating equally in prorating, (iii) withdrawal rights will exist throughout the offer period, (iv) there is prompt announcement of the purchase price, if determined prior to the expiration of the offer, and (v) the offeror purchases all accepted securities at the highest price paid to any security holder under the offer.1 We believe the reasoning for allowing a modified “Dutch auction” tender offer applies equally to our tender offer structure. We note that (i) the Supplement states clearly and unambiguously the terms of the two consideration choices and the mechanism for determining the purchase price, (ii) we will seek and accept all validly tendered Securities in the Offer or, to the extent that the amount tendered pursuant to both consideration choices combined exceeds $100 million, all Holders that properly tender the Securities will participate equally in such prorating, (iii) withdrawal rights will exist throughout the offer period, (iv) prior to the expiration of the tender offer, the Company will announce promptly if Securities in an aggregate principal amount of $75 million or more have been tendered, and (v) all Securities purchased pursuant to the two consideration choices will be at the same purchase price.

Also, we believe that the determination of the purchase price pursuant to the method set forth in the Supplement serves the interests of Holders. If a Holder is willing to accept a price in the modified Dutch auction price range, the Holder will either receive its selected price or a higher price. If a Holder is unwilling to accept a price in the modified Dutch auction price range but is willing to accept the price provided in the second consideration choice, the Holder will either receive the price provided in the second consideration choice or have its Securities returned.

3.	The two consideration choices are set forth clearly in the Supplement, and the disclosure is sufficient to allow a Holder to make an informed decision to choose whether or not to tender and, if so, which consideration choice to select.

The Supplement describes clearly the two consideration choices and the treatment of tendered Securities, based on different aggregate amounts of Securities being tendered. In particular, the Supplement states that if less than $75 million in aggregate principal amount of the Securities are tendered pursuant to the two consideration choices combined, the Company will promptly (i) purchase all Securities tendered pursuant to the first consideration choice at a price determined by the modified Dutch auction mechanism and (ii) return all Securities tendered pursuant to the second consideration choice.

We believe that an investment decision to tender pursuant to the second consideration choice is analogous to a security holder’s choice to tender at the high end of the range in a modified Dutch auction. Both decisions involve a security holder deciding only to sell the security if it receives the highest price offered by the bidder. Both decisions also involve the risk

[1]	See Amendments to Tender Offer Rules All-Holders and Best-Price, Securities Act Release No. 6653, n. 64 (July 11, 1986).

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that the security will not be purchased pursuant to the tender offer if the pricing mechanism described in the offer materials does not result in such a tender being accepted. In the modified Dutch auction scenario, a tender at the high end of the range will not be accepted if the purchase price set by the modified Dutch auction mechanism results in a purchase price below the high end of the range. In our tender offer, a tender pursuant to the second consideration choice will not be accepted if less than $75 million in aggregate principal amount of the Securities are tendered. We believe that the disclosure included in the Supplement is sufficient to allow a Holder to make an informed investment decision whether to tender pursuant to one of the two consideration choices.

4.	The two consideration choices do not violate Exchange Act Section 14(e).

The Company did not include the two consideration choices within the tender offer with the intent that they be coercive (e.g., that they might be perceived as providing the holders two poor options from which they must select) and, in fact, the Company does not believe that they are. Initially, the Company decided to tender for the Securities utilizing a traditional modified Dutch auction. The Securities are not traded regularly, and so the Company selected a price range that it considered reasonable in light of the sporadic recent trading history, the Company’s financial circumstances, and the likely investment objectives of the Holders. As it progressed toward launching the tender offer, the Company determined that it would be worth offering a premium above that range if it were able to purchase and retire a significant amount of the Securities pursuant to the tender offer. As a result, the Company decided to offer to pay an additional $60 per Security above the high end of the modified Dutch auction range in the event that $75 million of the Securities were tendered.

Further, we believe that the second consideration choice is beneficial to Holders and is not coercive. The second consideration choice provides a potential means of participating for a Holder that values the Security above the high end of the modified Dutch auction price range (i.e., $360 per $1,000 principal amount of the Security) and at or below the fixed price provided by the second consideration choice (i.e., $420 per $1,000 principal amount of the Security). Holders that value the Security within the modified Dutch auction price range also may benefit from the second consideration choice because it would result in such a Holder receiving a higher price for the Security if the minimum aggregate tender condition to the second consideration choice is met.

We do not believe that the second consideration choice will coerce a Holder to tender if it does not believe that the consideration choices offered in the tender offer are indicative of fair value. If a Holder values the Security (i) above the fixed price provided by the second consideration choice or (ii) above the high end of the modified Dutch auction price range and the minimum aggregate tender condition to the second consideration choice is not met, the Holder will continue to hold the Securities subject to their existing terms.

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July 17, 2014

The Company appreciates the assistance the Staff has provided. If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brink Dickerson at (404) 885-3822.

    Sincerely,

    /s/ Paul Davis Fancher

    Paul Davis Fancher

cc:	Rohit Kirpalani (Atlanticus Holdings Corporation)
W. Brinkley Dickerson, Jr. (Troutman Sanders LLP)